UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing April 1, 2004 through April 6, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       KPN has repurchased EUR 289 million of shares to date, dated April 1, 2004;

•                       New CFO for KPN, dated April 6, 2004.

Press release

Date
April 1, 2004
KPN has repurchased EUR 289 million	Number
of shares to date	019pe

Since the start of KPN’s share repurchase programme on March 11, 2004, KPN has repurchased 45.7 million shares amounting to a total of EUR 289 million.

The shares were purchased through on-market transactions for an average price of EUR 6.32 per share.

Due to the publication on May 10, 2004 of KPN’s results for the first quarter of 2004, KPN will not repurchase any KPN shares under this programme in the closed period, which runs from April 1, 2004 until May 10, 2004.

As of May 10, 2004, KPN will resume the announced share repurchase programme for an initial amount of up to EUR 500 million, taking market circumstances into account.  As stated on March 11, 2004, it is only intended to undertake share repurchases at price levels that enhance value for the remaining shareholders. KPN intends to cancel any shares acquired under this programme.

Press release

Date
April 6, 2004
New CFO for KPN	Number
020pe

The Supervisory Board of KPN has the intention to appoint Mr M. (Marcel) Smits (42) as Chief Financial Officer and member of the Management Board. Mr  Smits will succeed Maarten Henderson, whose resignation was announced on March 15, 2004. Mr Smits will join KPN by September 1, 2004 at the latest.

Marcel Smits, who has the Dutch nationality, joins KPN from Vendex KBB where he holds the position of CFO and member of the Management Board since 1999. Prior to that, from end 1986 to May 1999, Mr Smits held various financial and commercial positions at Unilever, amongst others in Venezuela and China.

Mr Smits studied at the University of Amsterdam, where he obtained a Masters degree in Business Administration and in Tax Law. He is Certified Public Accountant. Mr Smits is Member of the Board of VNO-NCW, the main Dutch employers organization and is member of the Sociaal Ecomische Raad (the main economic advisory body of the Dutch government). Furthermore Mr Smits is Member of the Supervisory board of insurance company Delta Lloyd and Bibit a payment services company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 6, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel